04054184

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Elpida Memory, Inc.

*CURRENT ADDRESS 2-1, Yaesu 2-chome
Chuo-ku, Tokyo 104-0028
Japan

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34850 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT: 1/4/05

82-34850

ANNEX A

PUBLICATION AND FILING REQUIREMENTS

A. Information Required to be Made Public Under Japanese Law:

(1) Certain information to be registered with the Legal Affairs Bureau and made public there. Such information includes, among other things: trade name; corporate purposes; total number of authorized shares; manner of giving public notice; principal and branch offices; classes of shares, if applicable; name and address of share transfer agent; convertible shares, if applicable; total number of issued shares; amount of stated capital; names of directors and corporate auditors; names and addresses of representative directors; and joint representation, if applicable.
Required by: Arts. 188 and 67 of the Commercial Code.
When: Upon incorporation and within two weeks of any changes thereof.

(2) Financial statements (non-consolidated balance sheet, non-consolidated profit and loss statement, operating report and proposed agenda for appropriation of retained earnings or disposal of losses) and auditor's report to be available for inspection by shareholders and creditors at the Company's office.
Required by: Art. 282 of the Commercial Code.
When: Two weeks prior to the annual shareholders' meeting.

(3) Public notice regarding the non-consolidated balance sheet and the non-consolidated profit and loss statement.
Required by: Art. 16 of the Audit Special Exceptions Law.
When: Without delay after the annual meeting of shareholders.

(4) Public notice regarding the record date or closing period for entries in the register of shareholders, except where such date or period is determined in the Articles of Incorporation.
Required by: Art. 224-3 of the Commercial Code.
When: Two weeks prior to such date or period.

(5) Public notice regarding any issuance of new shares without subscription rights for shareholders and without an allotment to non-shareholders at a specially favorable price.
Required by: Art. 280-3-2 of the Commercial Code.
When: Two weeks prior to the payment date.

(6) Public notice regarding any issuance of new shares with subscription rights for shareholders.
Required by: Art. 280-4 of the Commercial Code.
When: Two weeks prior to the record date.

(7) Public notice regarding any issuance of stock acquisition rights (including those attached to the bonds) without subscription rights for shareholders and without an allotment to non-shareholders on specially favorable conditions.
Required by: Art. 280-23 and 341-15 of the Commercial Code.
When: Two weeks prior to the payment date or, in the case that the stock acquisition rights are issued without any consideration, the issue date.

(8) Public notice regarding any issuance of stock acquisition rights (including those attached to the bonds) with subscription rights for shareholders.
Required by: Arts. 280-25 and 341-15 of the Commercial Code.
When: Two weeks prior to the record date.

(9) Any issuance of stock acquisition rights (including those attached to the bonds) to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Art. 280-32 and 341-10 of the Commercial Code.
When: Within two weeks after the payment date or, in the case that the stock acquisition rights are issued without any consideration, the issue date.

(10) Public notice regarding any disposition of treasury shares without subscription rights for shareholders and without an allotment to non-shareholders at a favorable price.
Required by: Arts. 211 and 280-3-2 of the Commercial Code.
When: Two weeks prior to the payment date.

(11) Public notice regarding any cancellation of shares.
Required by: Arts. 213 and 215 of the Commercial Code.
When: A month prior to the effective date.

(12) Public notice regarding any consolidation of shares.
Required by: Art. 215 of the Commercial Code.
When: A month prior to the effective date.

(13) Public notice regarding any stock split.
Required by: Art. 219 of the Commercial Code.
When: Two weeks prior to the record date.

(14) The non-consolidated balance sheets and non-consolidated profit and loss statements of the relevant companies and the agreement for exchange of stock for stock of an existing company to be available for inspection by shareholders at the Company's office.
Required by: Art. 354 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting.

(15) Public notice to be given by the to-be wholly owned company as to any exchange of stock for stock of an existing company.

Required by: Arts. 358 and 359 of the Commercial Code.
When: A month prior to the effective date.

(16) The non-consolidated balance sheets and non-consolidated profit and loss statements of the to-be wholly owned company and a document stating the reasons for matters concerning the allotment of shares to the shareholders of the to-be wholly owned company to be available for inspection by shareholders at the Company's office.
Required by: Art. 366 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting.

(17) Public notice to be given as to any stock transfer with a newly-established company.
Required by: Art. 368 of the Commercial Code.
When: A month prior to the effective date.

(18) Any stock transfer with a newly-established company to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Art. 369 of the Commercial Code.
When: Within two weeks after completion of the stock transfer with a newly-established company.

(19) The non-consolidated balance sheets and non-consolidated profit and loss statements of the relevant companies and the plan of corporate split to a newly established company to be available for inspection by shareholders at the Company's office.
Required by: Arts. 374-2 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting.

(20) Public notice to be given as to corporate split to a newly-established company.
Required by: Art. 374-4 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

(21) Public notice to be given as to allotment of shares in corporate split to a newly-established company.
Required by: Art. 374-7 of the Commercial Code.
When: Two weeks prior to the effective date.

(22) Any corporate split to a newly-established company to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Art. 374-8 of the Commercial Code.
When: Within two weeks after the completion of the corporate split to a newly-established company.

(23) The non-consolidated balance sheets and non-consolidated profit and loss statements of the relevant companies and the agreement of corporate split to an existing company to be available for inspection by shareholders at the Company's office.

Required by: Arts. 374-18 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting.

(24) Public notice to creditors of both the existing company and newly-established company to be given as to the corporate split of the existing company.
Required by: Art. 374-20 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

(25) Any corporate split to an existing company to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Art. 374-24 of the Commercial Code.
When: Within two weeks after the completion of the corporate split to an existing company.

(26) Public notice to be given as to any decrease in stated capital, additional paid-in capital or legal reserve.
Required by: Arts. 376, 289 and 100 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

(27) Public notice regarding any merger or consolidation.
Required by: Art. 412 and 100 of the Commercial Code.
When: Within two weeks after the shareholders' resolution.

(28) The non-consolidated balance sheets of the relevant companies and the merger agreement to be available for inspection by shareholders and creditors at the Company's office.
Required by: Art. 408-2 of the Commercial Code.
When: Two weeks prior to the shareholders' meeting.

(29) Any merger and consolidation to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Arts. 414, 416, 188 and 96 of the Commercial Code.
When: Within two weeks after the completion of the merger.

(30) Any dissolution to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Arts. 416 and 96 of the Commercial Code.
When: Within two weeks after the dissolution.

(31) Any liquidation to be registered with the Legal Affairs Bureau and the information made public there.
Required by: Arts. 430 and 134 of the Commercial Code.
When: Within two weeks after the completion of the liquidation.

(32) A securities registration statement or a shelf registration statement for a public offering or a secondary distribution of securities and amendments and supplements thereto to be filed with the Director General of the relevant Local Finance Bureau and made public at the Kanto Local Finance Bureau and the

relevant Local Finance Bureau that exercises jurisdiction over the location of the Company's head office or principal branches, the stock exchanges where the Company's shares are listed and the Company's head office and principal branches.

Required by: Arts. 5, 23-3, and 25 of the Securities and Exchange Law.
When: Prior to such public offering or secondary distribution as stipulated in the Securities and Exchange Law.

(33) An annual securities report stating the results for the fiscal year and related amendments to be filed with the Director General of the relevant Local Finance Bureau and made public at the Kanto Local Finance Bureau and the relevant Local Finance Bureau that exercises jurisdiction over the location of the Company's head office or principal branches, the stock exchanges where the Company's shares are listed, and the Company's head office and principal branches.

Required by: Arts. 24 and 25 of the Securities and Exchange Law.
When: Within three months of the end of each fiscal year.

(34) A semi-annual report stating the results for the first half of each fiscal year and related amendments to be filed with the Director General of the relevant Local Finance Bureau and made public at the Kanto Local Finance Bureau and the relevant Local Finance Bureau that exercises jurisdiction over the location of the Company's head office or principal branches, the stock exchanges where the Company's shares are listed, and the Company's head office and principal branches.

Required by: Arts. 24-5 and 25 of the Securities and Exchange Law.
When: Within three months of the end of the first half of each fiscal year.

(35) An extraordinary report regarding certain events and related amendments to be filed with the Director General of the relevant Local Finance Bureau and made public at the Kanto Local Finance Bureau and the relevant Local Finance Bureau that exercises jurisdiction over the location of the Company's head office or principal branches, the stock exchanges where the Company's shares are listed, and the Company's head office and principal branches. Such events include, among other things: (i) public offering or secondary distribution of equity securities exceeding certain amounts outside Japan; (ii) other issuance of equity securities exceeding certain amounts; (iii) change in the organizational structure such as change of the parent company or certain subsidiaries; (iv) change in a major shareholder; (v) disasters materially affecting the business of the Company; (vi) litigation materially affecting its financial condition; (vii) merger, exchange of stock for stock, stock transfer, or corporate split materially affecting its financial condition; (viii) acquisition or disposition of a business materially affecting its financial condition; (ix) change in representative directors; (x) filing for bankruptcy of a debtor; or other events materially affecting its financial condition or the results of its operations. It is also required to file an extraordinary report, and related amendments in the case of certain events that occur to the consolidated

subsidiaries of the Company. Such events include, among other things, (a) damage caused by a disaster that will materially affect the business of the Company; (b) litigation claiming damages exceeding certain portion of the consolidated assets of the Company; (c) an exchange of stock for stock, stock transfer, corporate split, merger, transfer of business or filing for bankruptcy that will materially affect the business of the Company; and other events materially affecting the financial conditions or the results of operations of the Company.

Required by: Arts. 24-5 and 25 of the Securities and Exchange Law.
When: Without delay upon such event.

(36) A tender offer registration statement regarding any tender offer by the Company and related amendments to be filed with the Director General of the relevant Local Finance Bureau and made public at the Kanto Local Finance Bureau and the relevant Local Finance Bureau that exercises jurisdiction over the location of the Company's head office, the stock exchanges where the Company's shares are listed and the Company's head office and principal branches.

Required by: Art. 27-22-2 of the Securities and Exchange Law.
When: Generally on the day on which the relevant public notice of tender offer is given.

(37) Public notice of tender offer regarding any tender offer by the Company.

Required by: Art. 27-22-2 of the Securities and Exchange Law.
When: Prior to the commencement of the solicitation of the relevant tender offer.

B. <u>Information Which the Company is Required to File with the Stock Exchanges and Which is Made Public by the Stock Exchanges:</u>

(1) Brief Statement of Annual Financial Results

Required by: Art. 2 of the Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like.
When: Without delay when available.

(2) Brief Statement of Interim Financial Results

Required by: Art. 2 of the Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like.
When: Without delay when available.

(3) A report regarding the announcement of significant corporate information, announced by a method stipulated in the subordinated orders of the Securities and Exchange Law, to be filed with the Stock Exchanges and made public there. Such information includes, among other things: (i) issuance or secondary distribution of shares, stock acquisition rights, bonds with stock acquisition rights; (ii) decrease of stated capital, additional paid-in capital or legal reserve; (iii) repurchase of treasury shares; (iv) disposal of treasury shares; (v) stock splits; (vi) consolidation of shares; (vii) declaration of annual

or interim dividends materially different from previous dividends; (viii) stock for stock exchange; (ix) stock transfer; (x) merger; (xi) corporate split; (xii) acquiring or disposing of a business; (xiii) dissolution; (xiv) commercializing a new product or a new technology; (xv) commencing or ceasing cooperative business efforts with another company; (xvi) material acquisition or disposition of another company's shares resulting in the change of its subsidiaries; (xvii) material acquisition or disposition of fixed assets; (xviii) lease of fixed assets; (xix) suspending or ceasing all or any parts of business operations; (xx) delisting of shares; (xxi) filing for commencement of bankruptcy, reorganization or civil rehabilitation proceedings; (xxii) starting a new business; (xxiii) tender offer or self tender offer; (xxiv) protesting against a hostile tender offer; (xxv) granting stock options to its or its subsidiaries' officers or employees; (xxvi) change of representative directors; (xxvii) change of the trade name; (xxviii) establishment, abolishment of or amendment to unit share system; (xxix) change of accounting period; (xxx) material loss or damage from disasters or operations; (xxxi) change in major shareholders; (xxxii) matters resulting in a delisting of shares or options; (xxxiii) a provisional court order to suspend business operations; (xxxiv) administrative nullification or suspension of its business or business license; (xxxv) change in the parent company; (xxxvi) insolvency or suspension of bank transactions; (xxxvii) commencement of bankruptcy or reorganization proceedings of the parent company or a subsidiary; (xxxviii) suspension of business with a major supplier; (xxxix) receiving material financial support; (xl) discovery of new resources; (xli) annual and interim results of operations; or any other significant information which would have a material influence on an investor's decision. It is also required to disclose the announcement of significant corporate information of subsidiaries of the Company, which includes, among other things, the abovementioned items (viii) through (xix), (xxi) through (xxiii), (xxvii), (xxx), (xxxiii), (xxxiv) and (xxxvi) through (xl).

Required by: Art. 2 of the Rules on Timely Disclosure of Corporate Information by Issuers of Listed Securities and the Like.

When: Without delay upon announcement.

C. Information Required to be Distributed to Shareholders:

(1) Notice to be distributed to shareholders convening a shareholders' meeting with accompanying agenda, voting card, voting information, and for an annual shareholders meeting, the financial statements.

Required by: Arts. 232 and 283 of the Commercial Code and Arts. 21-2 and 21-3 of the Audit Special Exceptions Law.

When: Two weeks prior to the shareholders' meeting.

(2) Notice to be distributed to shareholders regarding any issuance of new shares with subscription rights for shareholders.

Required by: Art. 280-5 of the Commercial Code.

When: Two weeks prior to the due date for subscription.

(3) Notice to be distributed to shareholders regarding any issuance of stock acquisition rights with subscription rights for shareholders.
Required by: Arts. 280-26 and 280-5 of the Commercial Code.
When: Two weeks prior to the due date for subscription.

(4) Notice to be distributed to shareholders regarding any issuance of bonds with stock acquisition rights with subscription rights for shareholders.
Required by: Arts. 341-4 and 280-5 of the Commercial Code.
When: Two weeks prior to the due date for subscription.

(5) Notice to be distributed to shareholders regarding any mandatory cancellation of shares.
Required by: Arts. 213 and 215 of the Commercial Code.
When: A month prior to the effective date.

(6) Notice to be distributed to shareholders regarding any consolidation of shares.
Required by: Art. 215 of the Commercial Code.
When: A month prior to the effective date.

(7) Notice to be distributed to shareholders regarding any stock split.
Required by: Art. 219 of the Commercial Code.
When: Without delay upon the effective date.

(8) Notice to be distributed to shareholders regarding any dissolution of the Company.
Required by: Art. 407 of the Commercial Code.
When: Without delay upon the dissolution.

ANNEX B

INFORMATION FILED OR DISTRIBUTED SINCE APRIL 1, 2003

A. JAPANESE LANGUAGE DOCUMENTS
(brief descriptions of the Japanese language documents listed in 10, 17, 21 and 22 below are included in EXHIBIT A hereto, and summary English translations of the documents listed from 1 to 9, from 11 to 16 and from 18 to 20 below are included in EXHIBIT B hereto)

1. Notice of convocation of Ordinary General Meeting of Shareholders dated June 11, 2003 (summary English Translation attached)

2. Notice of convocation of Extraordinary General Meeting of Shareholders dated September 8, 2003 (summary English Translation attached)

3. Notice of convocation of General Meeting of Shareholders of Common Stock dated September 8, 2003 (summary English Translation attached)

4. Notice of convocation of General Meeting of Shareholders of Class A Stock dated September 8, 2003 (summary English Translation attached)

5. Notice of convocation of Extraordinary General Meeting of Shareholders dated September 22, 2003 (summary English Translation attached)

6. Notice of convocation of Extraordinary General Meeting of Shareholders dated October 31, 2003 (summary English Translation attached)

7. Notice of convocation of Extraordinary General Meeting of Shareholders dated January 23, 2004 (summary English Translation attached)

8. Notice of convocation of Extraordinary General Meeting of Shareholders dated January 28, 2004 (summary English Translation attached)

9. Notification for a Statement of Protest Due to Stated Capital Reduction dated February 17, 2004 (summary English Translation attached)

10. Statutory Public Notice dated February 18, 2004 in connection with Stated Capital Reduction

11. Notice of convocation of Extraordinary General Meeting of Shareholders dated February 27, 2004 (summary English Translation attached)

12. Notice of convocation of General Meeting of Shareholders of Common Stock dated February 27, 2004 (summary English Translation attached)

13. Notice of convocation of General Meeting of Shareholders of Class A Stock dated February 27, 2004 (summary English Translation attached)

14. Notice of convocation of General Meeting of Shareholders of Class B Stock dated February 27, 2004 (summary English Translation attached)

15. Notice of convocation of General Meeting of Shareholders of Class C Stock dated February 27, 2004 (summary English Translation attached)

16. Notice of convocation of General Meeting of Shareholders of Class D Stock dated February 27, 2004 (summary English Translation attached)

17. Statutory Public Notice dated March 3, 2004 in connection with Share Split

18. Notice of Share Split dated March 19, 2004 (summary English Translation attached)

19. Notice of Resolutions of General Meeting of Shareholders dated March 19, 2004 (summary English Translation attached)

20. Notice of convocation of General Meeting of Shareholders dated June 4, 2004 (summary English Translation attached)

21. Securities Registration Statement dated October 12, 2004 in connection with the initial public offering of the Shares in Japan and the amendments thereto

22. Extraordinary Report dated October 12, 2004 in connection with the private placement of the Shares in foreign countries and the amendments thereto

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C hereto)

Press release

	Date	Title
1.	2003/5/6	Elpida Memory and ProMOS Sign Technology Alliance Agreement
2.	2003/6/3	Intel to Invest US$100 Million in Elpida Memory
3.	2003/6/5	Elpida Memory Raises 81.5 Billion Yen in Investments
4.	2003/8/18	Kingston Technology to Make 6 Billion Yen Investment in Elpida Memory
5.	2003/8/26	Elpida Memory Establishes Semiconductor Company 'Hiroshima Elpida Memory, Inc.' (New manufacturing company to integrate NEC Hiroshima operations & staff)
6.	2003/9/2	Elpida Memory to Receive Additional Intel Investment (Elpida to Use Proposed Investment to Accelerate Production of High-Performance DRAMs)
7.	2003/10/28	Elpida Memory Secures Financing for Expanded Production Capacity
8.	2003/12/19	Elpida Halts Negotiations with ProMOS
9.	2003/12/25	Elpida and SMIC Sign Foundry Service Agreement for DRAM Production
10.	2004/3/4	Hiroshima Elpida Selects New President (Elpida Memory's Yukio Sakamoto to Head Semiconductor Manufacturing Subsidiary)
11.	2004/4/1	Hiroshima Elpida Signs Agreement to Acquire NEC Hiroshima Assets (Purchase Procures Land, Buildings and Silicon Wafer Production Facilities for DRAM Business Efficiency and Growth)
12.	2004/6/10	Elpida Memory Expands Semiconductor Production Facilities (Construction Begins on Second 300 mm Fabrication Plant and First 300 mm Fab Set to Boost Mass Production)
13.	2004/6/16	Elpida Memory and Micron Japan File Petition Against Hynix Semiconductor (Petition for the Imposition of Countervailing Duties on DRAMs and DRAM Modules Manufactured by Hynix in the Republic of Korea)

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

10. Statutory Public Notice dated February 18, 2004 in connection with Stated Capital Reduction

    Statutory Public Notice to creditors for protest against the Stated Capital Reduction published in official gazette (Kanpou) on February 18, 2004, page 27 of edition No.3791.

17. Statutory Public Notice dated March 3, 2004 in connection with Share Split

    Statutory Public Notice stating the Share Split published in official gazette (Kanpou) on March 3, 2004, page 26 of edition No.3801.

21. Securities Registration Statement dated October 12, 2004 in connection with the initial public offering of the Shares in Japan and the amendments thereto

    The securities registration statement containing information concerning the terms and conditions of the offering of the shares in Japan described in paragraph 6.c. of this letter.

22. Extraordinary Report dated October 12, 2004 in connection with the private placement of the Shares in foreign countries and the amendments thereto

    The extraordinary report containing information concerning the terms and conditions of the international offering of the shares outside Japan described in paragraph 6.c. of this letter.

EXHIBIT B

SUMMARY TRANSLATIONS

1. Notice of convocation of Ordinary General Meeting of Shareholders dated June 11, 2003

[Summary Translation]
June 11, 2003

To our Shareholders

Notice of convocation of Ordinary General Meeting of Shareholders

You are cordially invited to attend the 4th Ordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 4th term (April 1, 2002 to March 31, 2003)

Matters for Resolution:

First Item of Business:	Approval of the Proposed Disposition of Loss for the 4th term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Third Item of Business:	Appointment of Auditors

-End-

2. Notice of convocation of Extraordinary General Meeting of Shareholders dated September 8, 2003

[Summary Translation]
September 8, 2003

To our Shareholders

Notice of convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

Partial Amendment to the Articles of Incorporation of the Company

-End-

3. Notice of convocation of General Meeting of Shareholders of Common Stock dated September 8, 2003

[Summary Translation]
September 8, 2003

To our Shareholders of Common Stock

Notice of convocation of General Meeting of Shareholders of Common Stock

You are cordially invited to attend the General Meeting of Shareholders of Common Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:
Partial Amendment to the Articles of Incorporation of the Company

-End-

4. Notice of convocation of General Meeting of Shareholders of Class A Stock dated September 8, 2003

[Summary Translation]
September 8, 2003

To our Shareholders of Class A Stock

Notice of convocation of General Meeting of Shareholders of Class A Stock

You are cordially invited to attend the General Meeting of Shareholders of Class A Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:
Partial Amendment to the Articles of Incorporation of the Company

-End-

5. Notice of convocation of Extraordinary General Meeting of Shareholders dated September 22, 2003

RECEIVED
2004 NOV 10 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[Summary Translation]
September 22, 2003

To our Shareholders

Notice of convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

Allocation of New Shares with Transfer Restrictions to a Third Party

(1) The Number of Shares Newly Issued

Common Stock	380,000
Class C Stock	424,900
Class D Stock	120,420

(2) The Consideration of Shares Newly Issued (Amount not included in capital)

Common Stock	¥50,000/share (¥25,000/share)
Class C Stock	¥50,000/share (¥25,000/share)
Class D Stock	¥50,000/share (¥25,000/share)

(3) The Method of Allocation

To third parties described in the Exhibit

-End-

6. Notice of convocation of Extraordinary General Meeting of Shareholders dated October 31, 2003

[Summary Translation]
October 31, 2003

To our Shareholders

Notice of convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

Allocation of New Shares with Transfer Restrictions to a Third Party

(1) The Number of Shares Newly Issued

Class C Stock	10,000

Class D Stock	158,400

(2) The Consideration of Shares Newly Issued (Amount not included in capital)

Class C Stock	¥50,000/share (¥25,000/share)
Class D Stock	¥50,000/share (¥25,000/share)

(3) The Method of Allocation

To third parties described in the Exhibit

-End-

7. Notice of convocation of Extraordinary General Meeting of Shareholders dated January 23, 2004 (summary English Translation attached)

[Summary Translation]
January 23, 2004

To our Shareholders

Notice of convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Appointment of Auditor
Third Item of Business:	Remuneration of Auditors

-End-

8. Notice of convocation of Extraordinary General Meeting of Shareholders dated January 28, 2004

[Summary Translation]
January 28, 2004

To our Shareholders

Notice of convocation of Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

Reduction of the Stated Capital

1. The amount of reduction
   Fifty-two billion six hundred forty-two million eight hundred seventy-eight thousand eight hundred and ninety four yen (¥52,642,878,894)
   (After this reduction of the stated capital, the amount of stated capital of the Company will be forty-six billion six hundred twenty-five million one hundred twenty-one thousand one hundred and six yen (¥46,625,121,106))
2. The amount required for replenishment of a capital deficiency
   Fifty-two billion six hundred forty-two million eight hundred seventy-eight thousand eight hundred and ninety four yen (¥52,642,878,894)
3. The method for reducing the stated capital
   The reduction of the stated capital shall be without compensation. Neither refund payments to shareholders nor cancellation of shares will be associated with this reduction of stated capital.

-End-

9. Notification for a Statement of Protest Due to Stated Capital Reduction dated February 17

[Summary Translation]
February 17, 2004

Notification for a Statement of Protest Due to Stated Capital Reduction

To: Creditors

Dear Sirs:

At the extraordinary general meeting of shareholders of Elpida Memory, Inc. (the "Company") held on February 17, 2004 (Tokyo time), it was resolved that the stated capital will be reduced as follows. If you have any objection to the following capital reduction, you may present it to the Company by March 22, 2004 (Tokyo time).

1. The amount of stated capital to be reduced

The Company will reduce fifty-two billion six hundred forty-two million eight hundred seventy-eight thousand eight hundred and ninety four yen (¥52,642,878,894) from the amount of stated capital (ninety-nine billion two hundred sixty-eight million yen (¥99,268,000,000). For your information, the amount of stated capital as of the end of last fiscal year (the fourth year) was sixty-six billion five hundred million yen (¥66,500,000,000), and the amount of stated capital is ninety-nine billion two hundred sixty-eight million yen (¥99,268,000,000) through issuance of new shares by the method of allotment to third parties, of which the payment date is September 29 and November 7, 2003, respectively. After this reduction of the stated capital, the amount of stated capital of the Company will be forty-six billion six hundred twenty-five million one hundred twenty-one thousand one hundred and six yen (¥46,625,121,106).

2. The amount required for replenishment of a capital deficiency

Fifty-two billion six hundred forty-two million eight hundred seventy-eight thousand eight hundred and ninety four yen (¥52,642,878,894).

3. The method for reducing the stated capital

The reduction of the stated capital shall be without compensation. Neither refund payments to shareholders nor cancellation of shares will be associated with this reduction of stated capital.

The Company shall publicize a summary of the latest balance sheet on the official gazette (Kanpou) on July 15, 2003, page 244 of extra edition No.161.

-End-

11. Notice of convocation of Extraordinary General Meeting of Shareholders dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders

Notice of convocation of General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms
Third Item of Business:	Appointment of Directors

-End-

12. Notice of convocation of General Meeting of Shareholders of Common Stock dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders of Common Stock

Notice of convocation of General Meeting of Shareholders of Common Stock

You are cordially invited to attend the General Meeting of Shareholders of Common Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms

-End-

13. Notice of convocation of General Meeting of Shareholders of Class A Stock dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders of Class A Stock

Notice of convocation of General Meeting of Shareholders of Class A Stock

You are cordially invited to attend the General Meeting of Shareholders of Class A Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms

-End-

14. Notice of convocation of General Meeting of Shareholders of Class B Stock dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders of Class B Stock

Notice of convocation of General Meeting of Shareholders of Class B Stock

You are cordially invited to attend the General Meeting of Shareholders of Class B Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms

-End-

15. Notice of convocation of General Meeting of Shareholders of Class C Stock dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders of Class C Stock

Notice of convocation of General Meeting of Shareholders of Class C Stock

You are cordially invited to attend the General Meeting of Shareholders of Class C Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms

-End-

16. Notice of convocation of General Meeting of Shareholders of Class D Stock dated February 27, 2004

[Summary Translation]
February 27, 2004

To our Shareholders of Class D Stock

Notice of convocation of General Meeting of Shareholders of Class D Stock

You are cordially invited to attend the General Meeting of Shareholders of

Class D Stock of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters for Resolution:

First Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Second Item of Business:	Issuance of Warrants to Persons Other Than Shareholders on Especially Favorable Terms

-End-

18. Notice of Share Split dated March 19, 2004

[Summary Translation]
March 19, 2004

To our Shareholders

Notice of Share Split

Notice is hereby given that the twenty-for-one share split will be made on March 19, 2004 in accordance with the resolution of Board of Directors on February 27, 2004 and Extraordinary Shareholders' Meeting on March 19, 2004. Upon completion of the split, your shares will be as follows

[Sample]

Already in possession (a)	Class C shares	10,000 shares
Newly issued upon this share split (b)	Class C shares	190,000 shares
Aggregate ((a) + (b))	Class C shares	200,000 shares

-End-

19. Notice of Resolutions of General Meeting of Shareholders dated March 19, 2004 (summary English Translation attached)

[Summary Translation]
March 19, 2004

To our Shareholders

Notice of Resolution of General Meetings of Shareholders

Notice is hereby given that all of the items are approved without any amendment to the original proposal notified in the convocation notice dated February 27, 2004.

-End-

20. Notice of convocation of General Meeting of Shareholders dated June 4, 2004

[Summary Translation]
June 4, 2004

To our Shareholders

Notice of convocation of Ordinary General Meeting of Shareholders

You are cordially invited to attend the 5th Ordinary General Meeting of Shareholders of Elpida Memory, Inc. (the "Company"), which will be held as follows.

Particulars

Matters to be reported:

Business Report, Balance Sheet and Profit and Loss Statement for the 5th term (April 1, 2003 to March 31, 2004)

Matters for Resolution:

First Item of Business:	Approval of the Proposed Disposition of Loss for the 5th term
Second Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Third Item of Business	Partial Amendment to the Articles of Incorporation of the Company subject to the Advent of the Listing of Company's Common Stock
Fourth Item of Business:	Appointment of Five Directors
Fifth Item of Business	Appointment of Auditors who will automatically hold office in case of vacancy of Auditors
Sixth Item of Business	Payment of Retirement Bonus to Retired Auditors for his service

-End-

RECEIVED
2004 NOV 10 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT C

ENGLISH DOCUMENTS

026966-0002-02677-Tokyo.2010158.5

EXHIBIT C-1

ELPIDA
The Power of Focus

ProMOS
TECHNOLOGIES

RECEIVED
2004 NOV 10 P 3:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

FOR IMMEDIATE RELEASE

Elpida Memory and ProMOS Sign Technology Alliance Agreement

TOKYO/TAIPEI, May 6, 2003—Elpida Memory Inc. (Elpida) and ProMOS Technologies Inc. today announced that they have signed a Memorandum of Understanding (MOU) regarding the technology transfer and joint development of next-generation Dynamic Random Access Memory (DRAM) processes. The cooperation is intended for the design of all new processes starting with 0.10 micron and lower, including all new DRAM products. The agreement will also include arrangements for product purchase and supply, as well as the collaboration on new product development to better address market demand for new types of DRAM.

Elpida is the leading DRAM maker in Japan and is recognized worldwide for its advanced process technology. ProMOS has established its technology capability as well as its manufacturing competence and owns the capacity to deliver advanced, high-quality products to market quickly. This combination of strengths will serve as the foundation of a winning team.

"ProMOS offers excellent technology capability and manufacturing competence," said Yukio Sakamoto, president of Elpida Memory. "This partnership will further increase Elpida's DRAM capacity, allowing us to deliver advanced, high-quality products to the market quickly."

-more-

"Elpida is the leading DRAM maker in Japan and is recognized worldwide for its advanced process technology," said Hung-chiu Hu, the chairman of ProMOS. "This alliance indicates a new era for the global semiconductor market and initiates a new stage of continued growth."

Details of the agreement are currently under discussion by the parties and are expected to be finalized by Q3, 2003.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a technology leader in Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products including RDRAM®, SDRAM, DDR SDRAM, Mobile RAM and Consumer SDRAM. Device densities currently range up to 512 Megabits each, and Module (DIMM) densities range up to 2 Gigabytes each. Elpida offers a variety of standard and high performance packaging techniques, including TSOP, BGA, FBGA, Tape Carrier Package (TCP), and Double Density Package (DDP). Elpida's research, design and development operations began as a joint venture between NEC and Hitachi on April 1, 2000, and sales and marketing operations commenced in Q1, 2001. For more information, visit Elpida's World Wide Web site at www.elpida.com

About ProMOS Technologies Inc.

ProMOS Technologies is located at Hsinchu Science Park of Taiwan. It manufactures high-performance and high-capacity standard DRAMs and other niche products, including pseudo-SRAM and low power SDRAM. ProMOS possesses the most-advanced technologies among its DRAM peers and is noted in global DRAM industry for its outstanding technologies in process. ProMOS owns two fabrication plants (fabs). The 8 inch (200 mm) fab features 0.14 µm process while its 0.12µm/ 0.11µm process commenced production in Feb. 2002. Its 12 inch (300 mm) fab is among the first batch in the world to cross the threshold to volume production of DRAM. Worldwide Website www.promos.com.tw

Press Contacts—Elpida Memory (for Press and Analysts only):

Asia/Japan:
Hiroshi Saito
Elpida Memory, Inc. (Japan)
Tel: +81-(0)3-3281-1604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 877-677-9533
E-mail: tammy@leecommunications.com

Reader Contacts

www.elpida.com
Elpida Memory, Inc.
2-1 Yaesu 2-Chome, Chuo-ku
Tokyo, Japan 104-0028
Tel: 81-3-3281-1606

www.elpida.com
Elpida Memory (Europe) GmbH.
Grafenberger Allee 136
40237 Duesseldorf, Germany

www.elpida.com
Elpida Memory (USA) Inc.
2001 Walsh Avenue
Santa Clara, CA 95050
Tel: 866-355-8296
Fax: 408-970-6999

Press Contacts—ProMOS
ProMOS Technologies
Corporate Spokesman
Dr. Albert Lin
Tel：(03) 566-3477
Fax：(03) 578-6028
E-mail:yc_lin@promos.com.tw

www.promos.com.tw
3F, NO 19, Li-shin Rd. Science-based Industrial Park. Hsinchu City. 300. Taiwan R.O.C.

Era Public Relations Ltd.
Dustie Yang/Christine Kao
Tel：(02) 2505-2100 # 810、313
Fax：(02) 2505-2126
E-mail: dustie_yang@erapr.com, christine_kao@erapr.com

###

EXHIBIT C-2

RECEIVED

2004 NOV 10 P 3:31

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

FOR IMMEDIATE RELEASE

Intel to Invest US$100 Million in Elpida Memory

TOKYO, June 3, 2003—Elpida Memory, Inc. (Elpida), a manufacturer of Dynamic Random Access Memory (DRAM), and Intel Corporation today announced they have signed an agreement for Intel to invest approximately US$100 million in Elpida Memory in return for non-voting stock.

Elpida Memory plans to use the proceeds from this proposed investment and other intended financing to significantly boost production at its 300-mm, sub-0.11 micron DRAM wafer fabrication plant in Hiroshima, Japan. Assuming timely satisfaction of all closing conditions, including satisfactory completion of due diligence, receipt of necessary internal and regulatory approvals and achievement of a substantial additional funding amount from other investors, the parties anticipate closing the Intel investment in coordination with the closing of the additional financing that Elpida intends to raise later this year.

In addition to the proposed investment, Elpida and Intel have signed a multi-year commercial agreement. As part of the agreement, the companies will share roadmaps in order to develop new DRAM architectures. DRAM is a key component in any computing system, and advancing DRAM technology helps to improve system performance by providing faster memory access to meet the increasing performance requirements of the newest generation architectures. Additional details were not disclosed.

-more-

“Elpida is committed to delivering advanced DRAM products for performance-driven markets,” said Yukio Sakamoto, president of Elpida Memory. “This proposed investment starts the process of raising the funding we need to increase our capacity to better support our customers’ requirements.”

"Continued investment in memory technology is strategically important for the industry,” said Gidu Shroff, Intel vice president and director of Materials. “Intel’s investment will help enable Elpida to continue to develop and produce leading-edge DRAM products. It is important that cost effective memory technology advances as quickly as possible to meet the ever increasing performance demands of Intel computing and communications solutions.”

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi, and has been in operation since December 20,1999. For more information, visit Elpida's World Wide Web site at www.elpida.com

About Intel Corporation

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

About Intel Capital

Intel Capital, Intel's strategic investment program, focuses on making equity investments and acquisitions to grow the Internet economy in support of Intel's strategic interests. Intel Capital invests in hardware, software and services companies in several market segments, including computing, networking, and wireless communications. For more information, visit www.intel.com/capital.

*Third party marks and brands are property of their respective holders.

Elpida Media Contacts
(for Press and Analysts only):

Asia/Japan:
Hiroshi Saito
Elpida Memory, Inc. (Japan)
Tel: +81-(0)3-3281-1604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 877-677-9533
E-mail: tammy@leecommunications.com

Reader Contacts
(Okay for Publication):

www.elpida.com
Elpida Memory, Inc.
2-1 Yaesu 2-Chome, Chuo-ku
Tokyo, Japan 104-0028
Tel: 81-3-3281-1606

www.elpida.com
Elpida Memory (Europe) GmbH.
Grafenberger Allee 136
40237 Duesseldorf, Germany

www.elpida.com
Elpida Memory (USA) Inc.
2001 Walsh Avenue
Santa Clara, CA 95050
Tel: 866-355-8296
Fax: 408-970-6999

Intel Press Contacts
Japan:
Masatoshi Mizuno
Intel Japan K.K.
Tel: +81-3-5223-9100
E-mail: masatoshi.mizuno@intel.com

North America:
Laura Anderson
Intel Corporation
Tel: 408-765-6945
E-mail: laura.m.anderson@intel.com

###

RECEIVED
2004 NOV 10 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT C-3

ELPIDA
The Power of Focus

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Raises 81.5 Billion Yen in Investments

TOKYO, JAPAN, June 5, 2003—Elpida Memory, Inc(Elpida),a provider of Dynamic Random Access Memory(DRAM) today announced that it has received agreements for a total of 81.5 Billion Yen(approximately $687 Million*) in investments. The total amount also includes a proposed investment of approximately 12 Billion Yen ($100 Million) from Intel Corporation, subject to receipt of regulatory approvals, funding commitments from other investors, and other conditions, as well as investments of 9.5 Billion Yen($80 Million) from Hitachi, and 9.5 Billion Yen($80 Million) from NEC, which each company previously announced on June 3,2003. Other investor names are not being disclosed.
Combined, these investments will fund the purchasing new production equipment for Elpida's 300 mm silicon wafer manufacturing plant in Hiroshima, Japan.

According to Semico Research, Elpida currently holds the number six position in the DRAM market with 5.1% market share. Elpida has been taking steps to improve its overall position to become a top-tier DRAM supplier with a target of approximately 15% market share by 2006.

"To remain competitive in the DRAM industry, Elpida must build on its established technology leadership and increase its production capacity for high-end DRAM products for the advanced computing, mobile communications and digital consumer markets," stated

Yukio Sakamoto, president of Elpida Memory, Inc. "This new funding now enables us to purchase all of the equipment we need to ramp our internal production at our Hiroshima fab."

DRAM Production

Elpida's 300 mm wafer manufacturing facility commenced production in January 2003 and currently produces 3000 wafers per month. Following the purchase of new production equipment for the fab later this year, Elpida's capacity will increase to 15,000 wafers per month by the end of this fiscal year, ending March 31, 2004. To achieve further production efficiency and quick response to market demands, Elpida will move its product development line, currently located at Elpida's Device Design Center in Sagamihara, Japan, to the Hiroshima site. This development line is capable of producing an additional 1000 wafers per month.

The total increased capacity at Elpida's Hiroshima fabrication plant will allow for the steady mass production of Elpida's high-end, high-density, 0.11 micron DRAM products, including its Single Data Rate (SDR) Synchronous DRAM (SDRAM), Double Data Rate (DDR) SDRAM, DDR2 SDRAM and Mobile RAM devices and modules. Elpida currently obtains additional DRAM production capacity from Hitachi, NEC, and Powerchip Semiconductor, and Elpida has recently announced foundry relationships with ProMOS and SMIC.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20,1999. Elpida has been in operation since April 2000. For more information, visit www.elpida.com

** Based on the June 4, 2003 exchange rate of $1.00 (USD) equals 118.6 Yen (JPY).*

Media Contacts
(for Press and Analysts only):

Asia/Japan:
Hiroshi Saito
Elpida Memory, Inc. (Japan)
Tel: +81-(0)3-3281-1604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 877-677-9533
E-mail: tammy@leecommunications.com

Reader Contacts
(Okay for Publication):

www.elpida.com
Elpida Memory, Inc.
2-1 Yaesu 2-Chome, Chuo-ku
Tokyo, Japan 104-0028
Tel: 81-3-3281-1606

www.elpida.com
Elpida Memory (Europe) GmbH.
Grafenberger Allee 136
40237 Duesseldorf, Germany

www.elpida.com
Elpida Memory (USA) Inc.
2001 Walsh Avenue
Santa Clara, CA 95050
Tel: 866-355-8296
Fax: 408-970-6999

EXHIBIT C-4

News Release

FOR IMMEDIATE RELEASE

Kingston Technology to Make 6 Billion Yen Investment in Elpida Memory

TOKYO, August 18, 2003—Elpida Memory, Inc. (Elpida), a leading provider of Dynamic Random Access Memory (DRAM), and Kingston Technology Corporation ("Kingston"), the parent company of Kingston Technology Company, Inc., the world's largest independent manufacturer of memory products, today announced that they have signed a business agreement in which Kingston will invest 6 Billion Yen (approximately US$50 million*) in Elpida Memory in exchange for non-voting stock. Additional information about the agreement was not disclosed.

"This investment shows Kingston's commitment to work with DRAM technology leaders such as Elpida," said David Sun, cofounder and COO of Kingston Technology. "Elpida's technology complements Kingston's strong memory product offering further enabling our capability to provide continuous volume commitments to all our global customers. We intend to continue our strategic relationship with Elpida, both as a consumer of their products and also as a module assembly and test sub-contractor."

"Kingston is an important solutions provider for the DRAM industry, and this investment marks another achievement in Elpida's strategic plan to grow our business," said Yukio Sakamoto, president of Elpida Memory. "Elpida plans to utilize a portion of the investment to increase production of leading-edge products such as DDR400 and DDR2 at its 300 mm fab in Hiroshima, Japan."

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999. Elpida has been in operation since April 2000. For more information, visit www.elpida.com.

About Kingston Technology Company, Inc.
Headquartered in Fountain Valley, Calif., Kingston Technology Company, Inc. is the world's largest independent manufacturer of memory products for desktop computers, notebooks, servers, workstations, laser printers, digital cameras and palm-top computers. Kingston provides contract manufacturing for most of the large semiconductor OEMs (Original Equipment Manufacturer), several system OEMs, and supports large OEMs with supply chain management services. The company also has sister companies in the component packaging (Payton Technology), and test and validation test lab (AVL) sectors. For more information, please visit www.kingston.com.

** Based on the August 18, 2003 exchange rate of $1.00 (USD) equals 119.25 (JPY).*

Elpida Memory Media Contacts
Asia/Japan:
Hiroshi Saito, Elpida Memory, Inc.
Tel: +81-(0)3-3281-1604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf, Elpida Memory, Inc.
Tel: 0049 (0) 211 23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee, Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 877-677-9533
E-mail: tammy@leecommunications.com

Kingston Technology Media Contacts
Heather Jardim
Kingston Technology
(714) 438-1817
heather_jardim@kingston.com

###

EXHIBIT C-5

ELPIDA

NEC

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Establishes Semiconductor Company 'Hiroshima Elpida Memory, Inc.'

- New manufacturing company to integrate NEC Hiroshima operations & staff -

HIROSHIMA, Japan, August 26, 2003—Elpida Memory, Inc. ("Elpida"), a leading provider of Dynamic Random Access Memory (DRAM), announced today the establishment of a new semiconductor manufacturing company 'Hiroshima Elpida Memory, Inc.' ("Hiroshima Elpida"). At the same time Elpida, NEC Corporation, and NEC Hiroshima have agreed to integrate the manufacturing operations of NEC Hiroshima, Ltd. ("NEC Hiroshima"), a wholly owned subsidiary of NEC Corporation, into the new company. Hiroshima Elpida will be established on September 1, 2003 as a wholly owned subsidiary of Elpida. This will enable Elpida to establish a strong framework for its entire DRAM business, including device development and marketing functions, as well as leading-edge processing and production capabilities.

As part of the agreement, employees from NEC Hiroshima will be re-assigned to Hiroshima Elpida. Hiroshima Elpida will lease the property and the 200 mm manufacturing facility from NEC Hiroshima. To date, Elpida had outsourced its state-of-the-art 300 mm wafer manufacturing to NEC Hiroshima. This agreement enables Hiroshima Elpida to operate 200 mm and 300 mm manufacturing simultaneously. Hiroshima Elpida will continue to provide manufacturing outsourcing to NEC Electronics Corporation (previously carried out by NEC Hiroshima). NEC Hiroshima will thus act as a management company of assets leased to Hiroshima Elpida, and as employer of contract employees temporarily lent to Hiroshima Elpida. Additional details of the agreement were not disclosed.

Hiroshima Elpida will enhance Elpida's business efficiency by reducing costs, facilitating quick customer response, and enabling speedier operations' management. Elpida Hiroshima will focus on its manufacturing technology strength, while Elpida's core competence will continue to be in the design and development of DRAM technology. This marks another major milestone in Elpida's pursuit to become a top 3 DRAM company.

-More-

"As a leading DRAM company, our ability to control our own manufacturing is critical to the development and high-yield production of leading-edge products," said Yukio Sakamoto, president of Elpida Memory. "The formation of Hiroshima Elpida enables us to unify production and distribution as a DRAM manufacturer."

Outline of Hiroshima Elpida

Company Name	Hiroshima Elpida Memory, Inc.
Foundation	September 1, 2003
President	Mr. Takehiko Kubota
Operation	1) DRAM wafer manufacturing for Elpida 2) Semiconductor wafer manufacturing for NEC Electronics Corporation 3) Technology transferring to foundries
Address	7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima City, Hiroshima Prefecture, Japan
Capital	25 Million Yen
Turnover	130 Billion Yen (FY2005 forecast)
Employees	1,360

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

About NEC Corporation
NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is one of the world's leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world's top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide and had net sales of approximately $40 billion in the fiscal year ended March 2003. For additional information, please visit the NEC home page at: http://www.nec.com.

Elpida Memory Media Contacts:

Asia/Japan:
Hiroshi Saito, Elpida Memory, Inc.
Tel: +81 3 32811604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf, Elpida Memory, Inc.
Tel: +49 211 23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee, Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: +1 877 6779533
E-mail: tammy@leecommunications.com

NEC Media Contacts:

Asia/Japan:
Shinichi Kaede/ Makoto Miyakawa/ Diane Foley
Tel: +81 3 37986511
E-mail: s-kaede@bu.jp.nec.com / m-miyakawa@bk.jp.nec.com / d-foley@ax.jp.nec.com

NEC Hiroshima:
Hiromichi Iwafuchi
Tel: +81 824 292250
E-mail: iwafuchi-h@his.nec.co.jp

###

RECEIVED

2004 NOV 10 P 3:32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT C-6

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory to Receive Additional Intel Investment

Elpida to Use Proposed Investment to Accelerate Production of High-Performance DRAMs

TOKYO, JAPAN, September 2, 2003—Elpida Memory, Inc. (Elpida), a provider of Dynamic Random Access Memory (DRAM), today announced it has signed an agreement with Intel Capital in which Intel Capital will invest 2.7 Billion Yen (approximately US$23 million*) in Elpida in return for non-voting stock. Elpida plans to use the proceeds from this proposed investment to accelerate production of high-performance DRAMs, such as DDR2 SDRAM products. Additional details were not disclosed.

In June 2003, Elpida and Intel Capital announced they had signed an agreement for Intel Capital to invest approximately US$100 million (approximately 12 Billion Yen) in Elpida in return for non-voting stock. The total amount of possible investments from Intel Capital is approximately 14.7 Billion Yen (US$123 million).

Assuming timely satisfaction of all closing conditions, including satisfactory completion of due diligence, receipt of necessary internal and regulatory approvals and achievement of a substantial additional funding amount from other investors, the parties anticipate closing the Intel Capital investments in coordination with the closing of the additional financing that Elpida intends to raise later this year.

"Elpida has been taking steps to improve its overall position to become a top-tier DRAM supplier and increase its market segment share," said Yukio Sakamoto, president of Elpida Memory, Inc. "This proposed investment will help Elpida ramp production of the next generation DDR2 SDRAM products that are starting to be used in computers and servers."

About Intel Capital

Intel Capital, Intel's strategic investment program, focuses on making equity investments and acquisitions to grow the Internet economy in support of Intel's strategic interests. Intel invests in hardware, software and services companies in several market segments, including computing, networking, and wireless communications. For more information, visit www.intel.com/capital.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999. Elpida has been in operation since April 2000. For more information, visit www.elpida.com

* *Exchange rate of US$1.00 equals 120 Yen*
* *All trademarks are the property of their respective owners.*

Media Contacts
(for Press and Analysts only):

Asia/Japan:
Hiroshi Saito
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1604
E-mail: saito-hiroshi@elpida.com

Europe:
Peter Westerdorf
Elpida Memory, Inc.
Tel: +49-211-23945120
E-mail: peter.westerdorf@elpida.com

North America:
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: +1 877-677-9533
E-mail: tammy@leecommunications.com

Reader Contacts
(Okay for Publication):

www.elpida.com
Elpida Memory, Inc.
2-1 Yaesu 2-Chome, Chuo-ku
Tokyo, Japan 104-0028
Tel: +81-3-3281-1606

www.elpida.com
Elpida Memory (Europe) GmbH.
Grafenberger Allee 136
40237 Duesseldorf, Germany

www.elpida.com
Elpida Memory (USA) Inc.
2001 Walsh Avenue
Santa Clara, CA 95050
Tel: +1 866-355-8296
Fax: +1 408-970-6999

EXHIBIT C-7

ELPIDA
The Power of Focus

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Secures Financing for Expanded Production Capacity

TOKYO, October 28, 2003—Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it expects to have its fundraising efforts for increased production capacity completed by early November 2003.

Elpida expects to raise approximately 170 billion Yen, 66 billion of which is equity and 100 billion of which is leases and other debt. Major investors include Elpida's parent companies, NEC and Hitachi, strategic investors such as Intel Capital and Kingston Technology, a government-affiliated financial institution, the Development Bank of Japan (DBJ), as well as other investors.

Elpida plans to utilize the financing to ramp up production capacity at its state-of-the-art 300 mm wafer fabrication facility in Hiroshima. The investments will allow Elpida to meet its fiscal year 2003 production target of 16,000 wafers per month, and further expand future production to 21,000 wafers per month. Elpida's increased 300 mm capacity will further accelerate commercialization for both next-generation DDR2 SDRAM and application-specific DRAM products for mobile phones and digital consumer appliances.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

About Development Bank of Japan

The Development Bank of Japan (DBJ) was established based on the Development Bank of Japan Law on October 1, 1999, as the successor to all rights and obligations of the Japan Development Bank and the Hokkaido-Tohoku Development Finance Public Corporation. Lately, DBJ focuses on assisting efforts serving a structural reform of the Japanese economy including corporate restructuring and industry revitalization. Information on DBJ is available at its Website: http://www.dbj.go.jp/index.html.

Elpida Press Contacts

Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

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EXHIBIT C-8

RECEIVED
2004 NOV 10 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ELPIDA
The Power of Focus

News Release

FOR IMMEDIATE RELEASE

Elpida Halts Negotiations with ProMOS

TOKYO, December 19, 2003—Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has halted negotiations with ProMOS Technologies Inc. regarding a potential strategic alliance. The decision was mutually agreed by both parties.

The two companies had formed a basic agreement in May 2003 in which (1) Elpida would license 0.10 micron and finer process technology to ProMOS, (2) Elpida and ProMOS would participate in the joint development of next-generation DRAM processes, and (3) ProMOS would supply DRAM products to Elpida. A number of detailed discussions were held; however, a final agreement could not be reached.

Although plans to form a strategic alliance with ProMOS have been halted, this event will have no effect on Elpida's production capacity. Elpida will continue to provide leading-edge DRAM products and top-level service to its customers while maintaining its presence in the marketplace.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

Elpida Press Contacts
Yuko Takahashi
Elpida Memory, Inc. (Japan/Asia)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com
Peter Westerdorf
Elpida Memory, Inc. (Europe)
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

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EXHIBIT C-9

ELPIDA
The Power of Focus

News Release

FOR IMMEDIATE RELEASE

Elpida and SMIC Sign Foundry Service Agreement for DRAM Production

TOKYO, December 25, 2003 —Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that Elpida and SMIC (Semiconductor Manufacturing International Corporation) have signed a five-year foundry service agreement to produce Elpida's advanced 0.10 micron products at SMIC's advanced 300 mm fabrication facility in China. Production is scheduled to commence in Q4 2004, and the production quantity will be finalized shortly.

The two companies had previously collaborated in foundry arrangements at the end of 2002 regarding production of Elpida's 0.13 micron-based DRAMs.

"Elpida moves one step closer to achieving our target production ratio of 50:50 between our own fabrication plants in Hiroshima and external foundries," said Yukio Sakamoto, president of Elpida Memory, Inc. "Elpida's advanced process technology and SMIC's cost efficient and high quality production capacity is a winning combination that steers us toward becoming the number 3 DRAM supplier in the world."

This collaboration with SMIC will increase Elpida's production capacity as well as provides the benefits of more flexible sales logistics, increased local-content and reduced tariffs on memory chips for the growing Chinese market.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

About SMIC

As one of the most advanced foundries in China, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.18-micron and finer line technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch fabs engaged in volume production in Shanghai and is constructing a 12-inch facility in Beijing. It is also in the process of acquiring an 8-inch fab in TianjinSMIC provides customers with a full range of services, including design services, mask manufacturing and testing. For more information, please visit www.smics.com.

Elpida Press Contacts

Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1799
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Tammy Lee
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-877-677-9533
E-mail: tammy@leecommunications.com

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RECEIVED

2004 NOV 10 P 3:32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXHIBIT C-10

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Hiroshima Elpida Selects New President

Elpida Memory's Yukio Sakamoto to Head Semiconductor Manufacturing Subsidiary

TOKYO, March 4, 2004 – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), and Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), a wholly owned subsidiary of Elpida, today announced that Hiroshima Elpida has appointed Yukio Sakamoto as its new president effective as of March 1, 2004. Hiroshima Elpida's previous president, Takehiko Kubota, will retire.

Mr. Sakamoto also continues to serve as president of Elpida. He previously served as president of UMC Japan, as well as director and vice president at Texas Instruments Japan.

"Hiroshima Elpida is an integral part of Elpida's overall business operation," said Yukio Sakamoto, president of Hiroshima Elpida and Elpida Memory, Inc. "My role will be to facilitate close cooperation between design, development and production to reduce manufacturing costs, improve operations efficiency and enable faster customer response time."

-more-

About Hiroshima Elpida Memory, Inc.

Hiroshima Elpida Memory, Inc. was established on September 1, 2003 as a wholly owned subsidiary of Elpida Memory, Inc. The organization provides Elpida with strong framework for its entire DRAM business including device development and marketing functions, as well as leading-edge processing and production capabilities. Hiroshima Elpida is comprised of a 200mm manufacturing facility (leasing from NEC Hiroshima) and a state-of-the-art 300mm wafer fabrication facility.

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida was established as a joint venture company by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

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EXHIBIT C-11

RECEIVED

2004 NOV 10 P 3:33

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ELPIDA

NEC

News Release

FOR IMMEDIATE RELEASE

Hiroshima Elpida Signs Agreement to Acquire NEC Hiroshima Assets

Purchase Procures Land, Buildings and Silicon Wafer Production Facilities for DRAM Business Efficiency and Growth

TOKYO, April 1, 2004 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), and NEC Corporation (NEC) today announced that Elpida and Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), a wholly owned manufacturing subsidiary of Elpida, have signed an asset purchase and sales agreement with NEC and NEC Hiroshima, Ltd. (NEC Hiroshima). According to the agreement, Hiroshima Elpida will acquire assets including land, buildings and facilities that were previously leased from NEC Hiroshima. This agreement is effective as of April 1, 2004.

The expected closing date is the end of September 2004. The purchase price is approximately 34 billion yen. All other terms and conditions of the agreement remain confidential.

"By securing these assets as the base for Elpida's strategic production center, Elpida can reinforce its prototype development and mass-production capabilities through highly efficient operation of its 200 mm and 300 mm facilities," said Yukio Sakamoto, president of Elpida. "In addition, the land purchased from NEC Hiroshima will provide us with room for future expansion as we continue to meet the industry demand for advanced process technology and volume availability of DRAM products."

-more-

Hiroshima Elpida will continue to own and operate its state-of-the-art 300 mm wafer fabrication facility located on the newly acquired land. The purchase agreement does not affect Elpida's foundry business at the 200 mm facility, and Hiroshima Elpida will also continue to provide non-DRAM semiconductors to NEC Electronics Corporation. NEC will remain a primary shareholder in Elpida Memory, Inc.

About Hiroshima Elpida Memory, Inc.
Hiroshima Elpida Memory, Inc. was established on September 1, 2003 as a wholly owned subsidiary of Elpida Memory, Inc. Hiroshima Elpida is comprised of a 200 mm manufacturing facility and a state-of-the-art 300 mm wafer fabrication facility. The organization provides Elpida with strong foundation for its entire DRAM business including device development, leading-edge process technology and production capabilities.

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

About NEC Corporation
NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is one of the world's leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world's top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide and had net sales of approximately $40 billion in the fiscal year ended March 2003. For additional information, please visit the NEC home page at: http://www.nec.com

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

-more-

Europe
Peter Westerdorf
Elpida Memory, Inc.
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

NEC Press Contact
Japan
Diane Foley
NEC Corporation
Tel: 0081 (0)3 3798 6511
E-mail: d-foley@ax.jp.nec.com

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EXHIBIT C-12

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Expands Semiconductor Production Facilities

Construction Begins on Second 300 mm Fabrication Plant and First 300 mm Fab Set to Boost Mass Production

Hiroshima, June 10, 2004 –Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), and Hiroshima Elpida Memory, Inc (Hiroshima Elpida), today announced that they have started construction on a second 300 mm wafer fabrication facility. Hiroshima Elpida's first 300 mm facility will also expand its production capacity. Both activities are part Elpida's strategy to expand its semiconductor mass production to meet growing customer demand for leading-edge, high-performance DRAM products.

The new 300 mm plant will be constructed directly adjacent to the first 300 mm facility and is slated to begin mass production during the second half of 2005. Elpida will introduce 85 nanometer (nm) processing at the new facility later that year. The construction area is approximately 23,000 square meters with a gross floor space of approximately 91,000 square meters—almost double the size of the existing facility. Elpida plans to expand the production capacity of the new facility in several stages leading up to a maximum capacity of 60,000 wafers per month. The total construction cost is estimated at 450 billion Yen to 500 billion Yen (approximately US$4.1 billion to 4.5 billion*).

-more-

Hiroshima Elpida's first 300 mm facility is currently engaged in the test and mass production of semiconductor products, and Elpida plans to increase its production capacity from 22,000 wafers per month to 28,000 wafers per month during the second half of 2004. The facility, which began operation in January 2003, primarily manufactures high-density DRAM products for the server market. However, there are future plans to manufacture 1 Gigabit DDR2 SDRAM products as well as Mobile RAM devices for cellular applications and 0.11-micron Digital Consumer DRAM devices for the rapidly-growing consumer electronics market.

For additional information regarding Hiroshima Elpida and its new 300 mm fabrication plant, please refer to the separate outline document.

Note: Production capacity is represented by the number of 300 mm wafers.

**Assumes an exchange rate of US$1.00 = 110 Yen*

About Hiroshima Elpida Memory, Inc.
Hiroshima Elpida Memory, Inc. was established on September 1, 2003 as a wholly owned subsidiary of Elpida Memory, Inc. Hiroshima Elpida operates a 200 mm manufacturing facility and a state-of-the-art 300 mm wafer fabrication facility. Hiroshima Elpida provides Elpida with a strong foundation for its entire DRAM business including device development, leading-edge process technology and production capabilities.

About Elpida Memory, Inc.
Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

Information contained in this news release is current on the date of the press announcement, but may be subject to change without prior notice.

Elpida Press Contacts
Asia/Japan
Yuko Takahashi
F&A Office IR & Market Communication Gr.
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

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ELPIDA

Hiroshima Elpida Memory Profile

Company Name: Hiroshima Elpida Memory, Inc.
Established: September 1, 2003
President: Yukio Sakamoto
Location: 7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima City
Hiroshima Prefecture, Japan
Capital: 325 million Yen
Employees: 1,386 (as of March 31, 2004)

Outline of New Wafer Facility

Construction Site: Premises of Hiroshima Elpida Memory, Inc.
Assembly Line Area: 90,870 square meters
Construction Start Date: June 10, 2004
Estimated Completion Date: June 2005
Estimated Wafer Capacity (Max.): 60,000 wafers per month (300 mm wafers)

EXHIBIT C-13

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory and Micron Japan File Petition Against Hynix Semiconductor

Petition for the Imposition of Countervailing Duties on DRAMs and DRAM Modules Manufactured by Hynix in the Republic of Korea

TOKYO, June 16, 2004 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that Elpida and Micron Japan, Ltd. (MJP) filed a petition for imposing countervailing duties on imports into Japan of DRAMs manufactured in the Republic of Korea by Hynix Semiconductor, Inc. The petition was accepted by Japan's Minister of Finance. The petition covers all types of DRAMs and modules fabricated in the Republic of Korea by Hynix Semiconductor as well as any other company who purchases Hynix DRAM and then exports that product to Japan.

Elpida Memory and MJP began investigating a countervailing duties petition last year after similar petitions filed in both the United States and the European Union created an influx of subsidized Hynix-fabricated DRAM products into the Japanese market.

-more-

About Elpida Memory, Inc.

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida offers a broad range of leading-edge DRAM products. Elpida is a joint venture company formed by NEC and Hitachi on December 20, 1999 and has been in operation since April 2000. For more information, visit www.elpida.com.

Elpida Press Contacts

Asia/Japan
Yuko Takahashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: takahashi-yuko@elpida.com

Europe
Peter Westerdorf
Elpida Memory (Europe) GmbH. (Germany)
Tel: 0049 (0)211 23945120
E-mail: peter.westerdorf@elpida.com

North America
Heather Roberts
Lee Communications – PR for Elpida Memory (USA) Inc.
Tel: 1-408-288-8681
E-mail: heather@leecommunications.com

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